Suite 250, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3C9
Tel: (604) 689-9663             Fax: (604) 434-1487

INFORMATION CIRCULAR

(As at April 6, 2005, except as indicated)

The Company is providing this information circular and a form of proxy in connection with management’s solicitation of proxies for use at the annual general meeting (the "Meeting") of the Company to be held on May 11, 2005 and at any adjournments. Unless the context otherwise requires, when we refer in this information circular to the Company, its subsidiaries are also included. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Pacific Corporate Trust Company, 625 Howe Street, 10th Floor, Vancouver British Columbia, V6C 3B8, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in this names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the Shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners". If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Nominees to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 900,000,000 shares divided into 700,000,000 without par value (the "shares") and 100,000,000 first preference shares without par value and 100,000,000 second preference shares without par value, of which as at April 6, 2005, 148,478,482 shares are issued and outstanding. Persons who are registered shareholders at the close of business on April 6, 2005 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held.

To the knowledge of the Directors and executive officers of the Company, as at the record date, April 6, 2005, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to all shares of the Company.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at five.

The Company has an executive compensation and corporate governance committee, an environmental committee and is required to have an audit committee. Members of these committees are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, and each other person whose term of office as a director will continue after the Meeting, is as follows:

Name, Jurisdiction of Residence and Position(1)	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Director Since	Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed(2)
David Cohen (5) West Vancouver, B.C., Canada President, Chief Executive Officer and Director	President and Chief Executive Officer of Northern Orion Resources Inc. since August 2002	2002	Nil
Robert Cross West Vancouver, B.C., Canada Executive Chairman of the Board and Director	Private Investor; Chairman of Northern Orion Resources Inc. since June 2002.	2001	500,000
John K. Burns (3)(4)(5) Philadelphia, PA, USA Director	Managing Director of Frontier Risk Management LLC; Managing Partner of Hunter Capital Management Ltd.	1995	113,831
Robert Gayton (3)(4) Vancouver, B.C. Canada Director	Chartered Accountant; financial consultant.	2004	4,000
Michael Beckett (3)(4)(5) London, U.K. Director	Chairman of Endeavour Mining Capital Corp.	2004	Nil

(1)	The information as to country and province or state of residence, and principal occupation, not being within the knowledge of the Company, has been furnished by the respective nominees.
(2)
Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at April 6, 2005, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.

(3)	Member of audit committee.
(4)	Member of executive compensation and corporate governance committee.
(5)	Member of environmental committee.

The term of office of each director expires at the end of the next succeeding annual general meeting.

EXECUTIVE COMPENSATION

The following table (presented in accordance with the rules (the "Rules”) made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at December 31, 2004 and the other three most highly compensated executive officers of the Company as at December 31, 2004 whose individual total compensation for the most recently completed financial year exceeded Cdn.$150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers” or “NEOs”).

Summary Compensation Table
(All amounts stated in Canadian dollars.)
NEO Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Awards		Payouts
					Securities Under Option/ SAR's Granted (#)	Shares/Units Subject to Resale Restrictions (2) ($)	LTIP Payouts ($)
David Cohen President and Chief Executive Officer (1)	2004 2003 2002	Nil Nil Nil	297,500 200,000(3) Nil	297,500(2) 222,750(2) 144,000(2)	400,000 2,800,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Robert Cross Chairman of the Board	2004 2003 2002	Nil Nil Nil	297,500 200,000(3) Nil	297,500(4) 222,750(4) 104,326(4)	400,000 2,800,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Horng Dih Lee V.P. Finance and Chief Financial Officer (5)	2004	122,074	122,074	Nil	400,000	Nil	Nil	Nil
Pablo Marcet General Manager and President, Minera Agua Rica LLC (6)	2004 2003	Nil Nil	161,362 Nil	157,793(7) 91,709(7)	150,000 400,000	Nil Nil	Nil Nil	Nil Nil

(1)	Mr. Cohen was appointed President and Chief Executive Officer in August 2002. Prior to August 2002, Mr. Cohen served as Vice-President and Chief Operating Officer of the Company.

(2)	Paid to Maluti Services Ltd. of which Mr. Cohen is a principal. A further $351,255 in 2004, $265,416 in 2003 and $101,182 in 2002 were paid to Maluti Services Ltd. on account of expenses.

(3)	Bonus of $200,000, $100,000 of which was satisfied by the issuance of 74,074 common shares at a price of $1.35 per share.

(4)
Paid to Garroch Financial Inc. of which Mr. Cross is a principal. A further $183,179 in 2004, $270,511 in 2003 and $44,326 in 2002 was paid to Garroch Financial Inc. and other private companies of which Mr. Cross is the principal, on account of expenses.

(5)	Mr. Lee was appointed V.P. Finance and Chief Financial Officer in March 2004.

(6)	Mr. Marcet was appointed General Manager and President of Minera Agua Rica LLC, a wholly-owned subsidiary of Northern Orion Resources Inc. in April 2003.

(7)	Paid to Sallent SA and Geo Logic SA, private companies of which Mr. Marcet is a principal. A further $13,626 in 2004 and $975 in 2003 was paid to Sallent SA on account of expenses.

Long Term Incentive Plan (LTIP) Awards

LTIP Awards In Most Recently Completed Financial Year

The Company has a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of the Company’s securities) may be awarded to Named Executive Officers. No cash or non-cash compensation was paid to the Named Executive Officer(s) pursuant to the LTIP during the most recently completed financial year. (See “Report on Executive Compensation – Performance Bonus” below for further information).

Options and SARs

Stock Options

Under the stock option plan of the Company (the "Stock Option Plan"), options to purchase common shares of the Company may be granted to employees, officers and directors of the Company or subsidiaries of the Company and other persons or companies engaged to provide ongoing management or consulting services ("service providers") for the Company or any entity controlled by the Company. In determining the number of common shares of the Company subject to each option granted under the Stock Option Plan, consideration is given to the present and potential contribution by such person or company to the success of the Company.

Effective February 23, 2005, the Company implemented a rolling 10% stock option plan approved by the shareholders at the Company's 2004 annual general meeting. There are currently 9,392,500 stock options issued and outstanding under the Plan, representing 6.3% of the Company issued and outstanding share capital as at April 6, 2005. The number of stock options that may be granted and outstanding from time to time shall not exceed 10% of the Company's issued and outstanding share capital at the time of grant. Based upon the issued capital of the Company as at the date of this Information Circular and the number of currently outstanding stock options, the Company can issue an additional 5,455,148 stock options. Additional stock options may be granted as additional shares are issued.

The number of shares subject to each stock option is determined by the board of directors (or compensation committee) provided that the Stock Option Plan, together with all other previously established or proposed share compensation arrangements, may not result in: (a) the number of common shares of the Company reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding issue; (b) the issuance, to insiders of the Company of a number of common shares of the Company exceeding, within a one year period, 10% of the outstanding issue; (c) the issuance pursuant to the exercise of options granted to any one insider and the associates of such Insider within a one-year period of a number of common shares exceeding 5% of the number of the outstanding issue; and (d) the reservation for issue pursuant to options granted to any one participant exceeding 5% of the number of the outstanding issue. The outstanding issue is determined on the basis of the number of common shares of the Company outstanding immediately prior to any share issuance, excluding shares issued pursuant to share compensation arrangements over the preceding one-year period.

The maximum number of common shares of the Company which may be issued pursuant to stock options granted under the Plan, unless otherwise approved by shareholders, is 10% of the issued and outstanding common shares at the time of the grant. Any increase in the issued and outstanding common shares will result in an increase in the available number of common shares issuable under the Stock Option Plan, and any exercises of stock options will make new grants available under the plan.

The Stock Option Plan must be approved and ratified by shareholders every three years. The exercise price of an option may not be set at less than the closing price of the common shares of the Company on the TSX on the trading day immediately preceding the date of grant of the option. The options may be exercisable for a period of up to ten years, such period and any vesting schedule to be determined by the board of directors (or compensation committee) of the Company, and are non-assignable, except in certain circumstances. Options held by an optionee who ceases to be an eligible participant for cause cease to be exercisable on the date of such cessation. Subject to the provisions of an employment contract, options can otherwise be exercised by the Optionee, subject to vesting, as long as the Optionee is a director, officer, employee or service provider to the Company or its subsidiaries or within a period of not more than 30 days after ceasing to be a director, officer, employee or service provider (or such longer period as may be approved by the board of directors of the Company and, if required, the TSX) or, if the Optionee dies, within one year from the date of the Optionee's death.

The Directors may from time to time in the absolute discretion of the Directors amend, modify and change the provisions of an option or the Plan without obtaining approval of shareholders provided that any amendment, modification or change of the provisions of the Plan which would:

(a)	materially increase the benefits under the Plan;

(b)	increase the number of common shares, other than pursuant to the terms of the Plan, which may be issued pursuant to the exercise of options granted pursuant to the Plan; or

(c)	materially modify the requirements as to eligibility for participation in the Plan;

shall only be effective upon such amendment, modification or change being approved by the shareholders of the Corporation and the TSX.

Stock Appreciation Rights

The Company's Stock Option Plan provides for share appreciation rights in favour of holders of options granted under the Stock Option Plan. A holder of an option under the Stock Option Plan is entitled to elect to terminate such option, in whole or in part, and, in lieu of receiving the common shares of the Company to which the terminated option relates, to receive that number of common shares of the Company, disregarding fractions, which, when multiplied by the fair value of the common shares to which the terminated option relates (which is the average of the high and low board lot prices for the common shares of the Company on the TSX for the immediately preceding five trading days), has a total value equal to the product of the number of such common shares multiplied by the difference between the fair value and the exercise price per share of such common shares, less any amount required to be withheld on account of income taxes.

Option/SAR Grants During the Most Recently Completed Financial Year

The following table sets forth stock options granted under the Company's Stock Option Plan or otherwise during the most recently completed financial year to each of the Named Executive Officers:

(All amounts stated in Canadian dollars)
NEO Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price(1) ($/Security)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)	Expiration Date
David Cohen	400,000	16.9%	$3.15	$3.15	June 4, 2011
Robert Cross	400,000	16.9%	$3.15	$3.15	June 4, 2011
Horng Dih Lee	400,000	16.9%	$3.15 (300,000 options) $3.15 (100,000 options)	$3.15 $3.15	March 11, 2009 (300,000 options) June 4, 2011 (100,000 options)
Pablo Marcet	150,000	6.3%	$3.15	$3.15	June 4, 2011

(1)
The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the closing price of the common shares of the Company on The Toronto Stock Exchange on the last trading day immediately preceding the date of grant or such other price as may be agreed to by the Company and approved by such stock exchange(s).

Aggregate Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

The following table (presented in accordance with the Rules) sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officers, the number of unexercised options held by the Named Executive Officers at the financial year-end and the value of unexercised in-the-money options on an aggregated basis at the financial year-end.

(All amounts are stated in Canadian dollars)
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at Financial Year-End ($) Exercisable/ Unexercisable
David Cohen	N/A	N/A	3,320,000/Nil	$6,381,800 / $0
Robert Cross	N/A	N/A	3,250,000/Nil	$6,242,000 / $0
Horng Dih Lee	N/A	N/A	400,000/Nil	$136,000 / $0
Pablo Marcet	94,030	$211,568	400,000/Nil	$533,500 / $0

Options and SAR Re-Pricings

There was no re-pricing of stock options under the Stock Option Plan or otherwise during the most recently completed financial year.

Defined Benefit or Actuarial Plan

The Company does not have a defined benefit or actuarial plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

The services of David Cohen and Robert Cross are provided pursuant to management contracts with Maluti Services Ltd. and Garroch Financial Inc, respectively. Under the terms of the respective management contracts, Maluti Services Ltd. and Garroch Financial Inc. are paid Cdn.$27,083 and Cdn.$20,312 per month, respectively, and are entitled to reimbursement for out-of-pocket expenses. In the event of a change of control of the Company or a change in the majority of the members of the Board of Directors of the Company, the agreements require 24 months notice of termination. The current management contracts were reviewed and approved by a committee of independent directors of the Company in June 2003. The Board’s Executive Compensation and Corporate Governance Committee (“ECCGC”) is in the process of revising these management contracts.

The services of Pablo Marcet are provided pursuant to management services contracts with Sallent S.A and Geo Logic S.A. Under the terms of the contracts, Sallent S.A. (the “Sallent Agreement”) is paid US$8,000 per month and is entitled to reimbursement for out-of-pocket expenses. Geo Logic S.A. is paid US$4,000 per month. The Sallent Agreement may be terminated with three months’ notice in the event of a change in control of the Company or a change in a majority of the members of the Board of Directors of the Company. The ECCGC is in the process of revising the Sallent Agreement.

In March 2004, the Company entered into an employment agreement with Mr. Horng Dih Lee pursuant to which Mr. Lee was appointed Vice-President Finance and Chief Financial Officer of the Company at an annual salary of Cdn.$160,000. The agreement may be terminated without cause by payment of 12 months’ salary in lieu of notice. The ECCGC is in the process of revising this employment contract.

Except as otherwise disclosed herein, the Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds Cdn.$150,000.

Corporate Governance

Composition of the Executive Compensation and Corporate Governance Committee

The board of directors of the Company reviews compensation issues periodically and considers matters relating to compensation of directors, senior officers, employees and contractors through consulting contracts and stock option grants.

The Executive Compensation and Corporate Governance Committee (the "ECCGC"), on behalf of the board of directors, monitors compensation of executive officers of the Company. Messrs. John K. Burns, Michael Beckett and Robert Gayton were members of the ECCGC during the year ended December 31, 2004. All members of the ECCGC are independent directors. The ECCGC periodically reviews the compensation paid to directors and management based on such factors as time commitment, comparative fees paid by similar companies in the industry and level of responsibility.

No member of the ECCGC served as an officer or employee of the Company during the most recently completed financial year.

Report on Executive Compensation

The Board collectively has the responsibility to administer the compensation policies related to the executive management of the Company, including those named in the Summary Compensation Table above. Executive compensation is based upon the need to provide a compensation package that will allow the Company to attract and retain qualified and experienced executives, balanced with a pay-for-performance philosophy.

Compensation for the current and prior fiscal years has historically been based upon an executive's performance, level of expertise, responsibilities, length of service to the Company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry, with stock options being issued as an incentive for performance. The shareholders have approved a number of stock option plans pursuant to which the Board has granted stock options to executive officers. The stock option plans allow compensation of participants while providing additional incentive to work toward long term Company performance. The stock option plans have been and will be used to provide share purchase options which are granted in consideration of the level of responsibility of the executive as well as their impact and/or contribution to the longer-term operating performance of the Company. In determining the number of options to be granted to the executive officers, the Board takes into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the TSX, and closely align the interests of the executive officers with the interests of shareholders.

i)           Base Salary

The ECCGC approves base salaries for the Named Executive Officers based on reviews of market data from peer group, industry and national surveys provided by independent consultants. The level of base salary for each employee within a specified range is determined in part based on the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.

ii)           Performance Bonus

The Company did not have a pre-determined performance bonus scheme in 2004, but paid a bonus in 2004 of Cdn.$297,500 to each of the CEO and the Chairman, Cdn.$122,074 to the CFO, and Cdn.$161,362 to the General Manager of Minera Agua Rica. The decision to award the bonuses was primarily based on the profitability of the Company and the achievement of certain pre-determined benchmarks, including the initiation of the development phase of the Company’s 100% owned Agua Rica project. The ECCGC does not set benchmarks based on share price performance. The determination of the amount of bonus awarded was based on comparisons with bonuses awarded by other natural resource companies involved in the acquisition, exploration, financing, development and operation of mineral properties. The performance bonuses were established taking into account the range of bonuses for CEO’s and Chairmen of comparable companies for similar achievements.

In 2005, the ECCGC established a “major event” bonus plan, the principal terms of which have not yet been finalized. The plan would generally provide for payment to the Named Executive Officers of a defined percent of some measurement of the value to the Company or to the shareholders of the Company created by the efforts of the management team as a result of certain voluntary transactions that may include the sale of the Company or the sale of a significant interest in the Agua Rica project. The ECCGC shall determine the triggering events and measure of payment in its sole discretion.

iii)         Stock Options

The Company's Stock Option Plan is administered by the Board of Directors. The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. The ECCGC considers stock option grants when reviewing senior officer compensation packages as a whole.

The Board of Directors determines, upon the recommendations of the Chief Executive Officer and the ECCGC, the key employees to whom grants are to be made and determines the terms and conditions of the options forming part of such grants. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of the position to the Company.

The number of stock options which may be issued under the Stock Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Stock Option Plan and cannot be increased without shareholder approval. Stock options have up to a ten-year term, are exercisable at the market price (as defined in the Stock Option Plan) of the Company's Common Shares on the date of grant, and generally vest on the date of grant. Generally, a holder of stock options must be a director, an officer, employee or consultant of the Company, a subsidiary or an affiliate in order to exercise stock options.

iv)           Chief Executive Officer Compensation

The compensation of the Chief Executive Officer consists of an annual base salary and incentive stock options determined in the manner described in the above discussion of compensation for all senior managers.

The base salary of the Chief Executive Officer is established with reference to the upper end of the range of compensation for CEO's of comparable companies. The comparable companies are natural resource companies involved in the acquisition, exploration, financing, development and operation of mineral properties.

v)            Executive Chairman Compensation

The compensation of the Chairman consists of an annual base salary and incentive stock options determined in the manner described in the above discussion of compensation for all senior managers.

The base salary of the Chairman is established with reference to the upper end of the range of compensation for Chairmen of comparable companies. The comparable companies are natural resource companies involved in the acquisition, exploration, financing, development and operation of mineral properties.

vi)           Other Compensation

Certain officers of the Company have entered into employment agreements with the Company, which specify the minimum level of annual base salary to be paid to such officers, as well as other terms of employment. (See "Termination of Employment, Changes in Responsibility and Employment Contracts" above for further information.)

Officers of the Company are also entitled to receive all other benefits that are available to employees of the Company generally.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this information circular, except as follows:

The Company has a formalized stock option plan for the granting of incentive stock options to the officers, employees and Directors. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

As of June 4, 2004, independent directors are each entitled to an annual stipend of U.S.$10,000 and a per diem rate of U.S.$1,000 for board meetings and for committee meetings attended. Independent directors who act as chairman of a committee are entitled to an additional annual stipend of U.S.$5,000 per chair. During the year ended December 31, 2004, U.S.$13,671 was paid to Mr. Beckett, U.S.$16,671 was paid to Mr. Burns, and U.S.$16,671 was paid to Mr. Gayton for director's fees incurred in 2004.

Except as otherwise disclosed herein, the Company has no plans other than the Stock Option Plan previously referred to herein pursuant to which cash or non-cash compensation was paid or distributed to directors during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year. The Company granted 700,000 options to purchase securities of the Company during the most recently completed financial year to the directors of the Company other than the Named Executive Officers.

The following table sets forth information concerning individual grants of options to purchase securities of the Company made during the most recently completed financial year to the Directors of the Company (excluding the Named Executive Officers):

Name of Director and Position as at Financial Year-End	Securities Under Options Granted(1) (#)	% of Total Options Granted to All Employees in the Financial Year	Exercise or Base Price(2) ($/Securities)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Date of Grant	Expiration Date
Michael Beckett	300,000	12.7%	$3.15	$3.15	June 4, 2004	June 4, 2011
John K. Burns	100,000	4.2%	$3.15	$3.15	June 4, 2004	June 4, 2011
Robert Gayton	300,000	12.7%	$3.15	$3.15	June 4, 2004	June 4, 2011

Notes:

(1)	The options generally become exercisable on the date of grant, subject to regulatory and shareholder approval.

(2)
The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the trading price of the common shares of the Company on each stock exchange on which the shares of the Company are listed at the time of the grant of the option, or such other price as may be agreed to by the Company and approved by such stock exchange.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes relevant information as of April 6, 2005 with respect to compensation plans under which equity securities are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by security holders	9,392,500	Cdn.$1.81	5,455,148
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	9,392,500	Cdn.$1.81	5,455,148

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return on the common shares of the Company, for the last five years, with the cumulative total return of the TSX 300 composite index. The common share trading data is as reported by the TSX. The value of each year represents the closing price as of December 31, 2004 on that year.

Indexed Cumulative Return

	1999	2000	2001	2002	2003	2004

Northern Orion Resources Inc.	100.00	114.29	28.57	53.57	220.00	249.29
S&P/TSX Composite Index	100.00	106.18	91.38	78.61	97.70	109.90

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND EXECUTIVE OFFICERS

There is no indebtedness of any Director, executive officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries.

During fiscal 2004, the Company paid administrative expenses of Cdn.$202,025 to LMC Management Services Ltd., a private company which until June, 2004, had a director and an officer in common with the Company and provides services to the Company on a cost recovery basis.

During fiscal 2004, the Company paid legal fees of Cdn.$230,552 to a law firm of which an officer of the Company is a partner and another officer of the Company is associate counsel.

APPOINTMENT OF AUDITOR

Deloitte & Touche LLP, Chartered Accountants, of Vancouver, British Columbia is the auditor of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Deloitte & Touche LLP as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors. Deloitte & Touche LLP was first appointed as the Company’s auditors effective May 16, 2003.

MANAGEMENT CONTRACTS

Management contracts with respect to the services of Mr. Cohen, Mr. Cross and Mr. Marcet are described under "Termination of Employment, Change in Responsibilities and Employment Contracts". Except as otherwise disclosed herein, no management functions of the Company are performed to any substantial degree by a person other than the directors or senior officers of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a Director or executive officer of the Company at any time since the beginning of the Company’s last financial year, no proposed nominee of management of the Company for election as a Director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of Directors or the appointment of auditors.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making. The Board is of the view that the Company's general approach to corporate governance, summarized below, is appropriate and substantially consistent with objectives reflected in the guidelines for improved corporate governance in Canada adopted by The Toronto Stock Exchange (the "Exchange Guidelines"). More detailed information regarding the Company's approach to corporate governance in the context of the fourteen (14) specific Exchange Guidelines is set out in Schedule "A" hereto.

AUDIT COMMITTEE CHARTER

The Company's audit committee is governed by a written charter that sets out its mandate and responsibilities. A copy of this charter is contained in the Company's Annual Information Form for the year ended December 31, 2004 which may be viewed under the Company's profile on SEDAR at www.sedar.com.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at (604) 689-9663 to request copies of the Company’s financial statements and MD&A.

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

APPROVAL OF DIRECTORS

The content and sending of this Information Circular has been approved by the directors of the Company.

DATED:      April 8, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

                     "David Cohen"
David Cohen, President
and Chief Executive Officer

Schedule "A" to the Information Circular
of Northern Orion Resources Inc.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

TSX Guideline Reference	TSX Corporate Governance Committee Guidelines	Corporate Governance Practices of Northern Orion Resources Inc.
1.	The board should explicitly assume responsibility for stewardship of the Company

The Board of Directors have adopted a Board of Directors Mandate (the "Board’s Mandate"), whereby the Board of Directors shall further the objectives of the Company by directing, supervising and otherwise reviewing and approving the stewardship of the Company.

The role of the Board is to supervise management and to approve major and strategic decisions. The Board relies on management for the preparation of periodic reports, and to provide the support and information necessary to enable the Board to fulfil its obligations effectively. Major matters are to be analysed in reports prepared by management and submitted to the Board for its approval. Such major matters include significant acquisitions, exploration and development budgets and financings. The Board will annually adopt budgets for the upcoming year's operations and receives quarterly operating reports.

All material transactions must be reviewed and approved by the Board prior to implementation. Any responsibility that is not delegated to senior management or a Board committee remains with the full Board. One of the Board’s responsibilities is to review and, if thought fit, to approve opportunities as presented by management and to provide guidance to management.

The Board also meets to plan for the future growth of the Company; identify risks of the Company’s business, thus ensuring the implementation of appropriate systems to manage these risks; monitor senior management; and ensure timely disclosure of material transactions. There were seven (7) meetings of the Board in 2004. Frequency of meetings as well as the nature of agenda items change depending upon the state of the Company’s affairs and in light of opportunities or risks that the Company faces. When necessary and appropriate, issues may be approved and adopted by the Board by way of written resolutions.

TSX Guideline Reference	TSX Corporate Governance Committee Guidelines	Corporate Governance Practices of Northern Orion Resources Inc.
Specifically, the board should assume responsibility for: (a) adoption of a strategic planning process

The Board has the responsibility to participate with management in developing and approving the mission of the business, its objectives and goals, the strategic plans arising therefrom, and monitoring subsequent performance against said plans.

Strategic issues are reviewed with management and addressed by the full Board at regularly scheduled Board meetings and at meetings specifically called for this purpose.

The Board’s strategic planning process involves having regular Board meetings to review reports on the Company's operations, exploration and development programs, and permits meeting with management on a regular basis, and reviewing business opportunities as presented by management.

	(b) identification of principal risks and implementation of appropriate risk-management systems	Pursuant to the Board’s Mandate, the Board is responsible for reviewing policies and procedures to identify business risks, and ensure that systems and actions are in place to monitor them.
(c) succession planning, including appointing, training and monitoring senior management.

Pursuant to the Board’s Mandate, the Board is responsible for succession planning and other human resource issues. The appointment of all corporate officers requires Board authorization.

In addition, the Board will receive the recommendations of the Executive Compensation and Corporate Governance Committee ("ECCGC") regarding the compensation of the senior executive officers, including the granting of stock options.

(d) communications policy

The Company ensures that there is continuous and effective communication with the Company's shareholders and other stake-holders and with the public. Procedures include the publication of press releases and annual and quarterly financial reports, and the filing of other periodic documentation.In addition, the Company provides shareholders with various communication channels, such as the corporate website "northernorion.com". Senior members of management have frequent communication with institutional and retail shareholders.

(e) integrity of internal control and management information systems
The Board, through its internal review process and its recent focus on strengthening its corporate governance structure, is in the process of implementing an effective system to satisfy itself that the Company’s internal control and management information systems are operating properly.

TSX Guideline Reference	TSX Corporate Governance Committee Guidelines	Corporate Governance Practices of Northern Orion Resources Inc.
Through the Audit Committee all public financial information is reviewed and recommended to the Board for approval prior to its release.
2.	Majority of directors are "unrelated"
An "unrelated" director under the guidelines is a director who is independent from management and is free from any interest and any business or other relationship which could materially interfere with his or her ability to act in the best interests of the Company other than interests arising from share- holding. Where a company has a significant shareholder, in addition to a majority of "unrelated" directors, the Board should include a number of directors who do not have interests or relationships with either the Company or the significant shareholder.

Having regard to the foregoing, three of the five current directors of the Company are unrelated.

3.	Disclose whether each director is "unrelated"
In deciding whether a particular Director is a "related director" or an "unrelated director", the Board examined the factual circumstances of each director and considered them in the context of factors considered to be relevant. The Board considers that Mr. Cohen (the President and Chief Executive Officer) and Mr. Cross (the Chairman of the Board) are inside, "related" directors.

The Board of Directors considers that Mr. Burns, Mr. Beckett and Mr. Gayton are outside, "unrelated" directors. Mr. Burns is the interim President of a subsidiary of the Company.

4.	Appoint a committee responsible for appointment/assessment of directors, composed of a majority of unrelated directors
The ECCGC includes the review of the composition of the Board and making recommendations as to changes that may be required. It is responsible, among other things, for recommending candidates for nomination, appointment, election and re-election to the Board and its committees; annually assessing Board performance; and determining appropriate orientation and education programs for new Board members. The Board considers all of the members of this committee to be outside, unrelated directors.

5.	Implement a process for assessing the effectiveness of Board, its committees and individual directors	The ECCGC is responsible, among other things, for assessing the contribution of the Board, committees and all directors annually, and planning for succession of the Board.
6.	Provide orientation and education programmes for new directors	The ECCGC is responsible, among other things, for determining appropriate orientation and education programs for new Board members.
7.	Consider reducing the size of board, with a view to improve effectiveness	The ECCGC is responsible, among other things, for annually reviewing Board size and composition to ensure effectiveness.

TSX Guideline Reference	TSX Corporate Governance Committee Guidelines	Corporate Governance Practices of Northern Orion Resources Inc.
8.	Review compensation of directors in light of risks and responsibilities
The ECCGC is responsible, among other things, for reviewing the adequacy and form of directors’ compensation, and is directed to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director.

9.	Committees should generally be com posed of non-management directors and the majority of committee members should be unrelated

The Board of Directors has three committees: the Audit Committee, the ECCGC and the Environmental Committee. From time to time, ad hoc committees of the Board are appointed.

  the Audit Committee is presently composed of three (3) members: Mr. Burns, Mr. Beckett and Mr. Gayton. The Board considers all of these members to be outside, "unrelated" directors within the meaning of the TSX Guidelines.
  the Executive Compensation and Corporate Governance Committee is presently composed of three (3) members: Mr. Burns, Mr. Beckett, and Mr. Gayton. The Board considers that all members are outside, "unrelated" Directors within the meaning of the TSX Guidelines.
  the Environmental Committee is presently composed of three (3) members: Mr. Beckett, Mr. Cohen and Mr. Burns. Mr. Beckett is considered an outside, "unrelated" Director within the meaning of the TSX Guidelines.

10.	Appoint a committee responsible for determining the Company's approach to corporate governance issues

The Board formed the ECCGC. The primary function of the ECCGC is to assist the Board of Directors by:

  reviewing the adequacy and form of: the Company's compensation program for the executive officers and the non-employee directors; and the compensation plans in effect or proposed for the Company’s employees; and
  recommending candidates for nomination, appointment, election and re-election to the Board and its committees, assessing Board performance; and determining appropriate orientation and education programs for new Board members.

TSX Guideline Reference	TSX Corporate Governance Committee Guidelines	Corporate Governance Practices of Northern Orion Resources Inc.

In addition, the Board adopted an Executive Compensation and Corporate Governance Charter for the ECCGC, whereby the ECCGC is responsible for making recommendations from time to time to the Board concerning matters related to corporate governance, as the ECCGC may deem appropriate or as may be referred to it from time to time by the Board. Annually, pursuant to its Charter, the ECCGCis required to:
  review the procedure for monitoring directors’ responsibility, diligence and for avoiding conflicts of interest;
  review current developments relating to corporate governance and, if required, propose to the Board changes to its mandate and corporate governance policy;
  review the Board’s past years’ proceedings to evaluate its efficiency and make required recommendation, if any; and
  take appropriate action on any comment made by shareholders or regulatory authorities on the Company’s corporate governance practices.

11.	Define limits to management's responsibilities by developing mandates for: (a) the Board (b) the executive officer

Pursuant to the Board’s Mandate, the Board is responsible for adopting a strategic planning process, approving strategic plans, and monitoring performance against plans and for selecting and appointing, evaluation of and (if necessary) termination of the CEO. In addition, the Board is responsible for succession planning, including appointing, training and monitoring the performance of senior management.

The ECCGC is responsible for creating CEO and Board position descriptions and developing corporate objectives for recommendation to the Board. Once approved, the ECCGC is responsible for assessing the CEO against the corporate objectives set by the Board, and making recommendations to the Board with respect to the performance of senior management.

12.	Establish procedures to enable the Board to function independently of management
The Company currently has an executive Chairman involved in management of the Company. The Chief Executive Officer of the Company is also a director of the Company. Given the size and present stage of development of the Company, the Board believes that it is reasonable that two of the individuals who are most instrumental in providing leadership, strategy and development of the Company, sit as members of the Board. The other directors consider that their ability to function independently from management

TSX Guideline Reference	TSX Corporate Governance Committee Guidelines	Corporate Governance Practices of Northern Orion Resources Inc.

and to have access to Company personnel at any time, is not impeded by the presence of Mr. Cohen and Mr. Cross on the Board. All committees of the Board are made up of at least a majority of non-management directors.

In response to the TSX Guidelines, the Board approved the creation of the position of Lead Director, with the responsibility to ensure that the Board executes its mandate independently of management. Mr. Burns, Chairman of the ECCGC, is currently serving as the "Lead Director".

In addition, the Company’s ECCGC is authorized to approve, in circumstances that it considers appropriate, the engagement by any one or more directors of outside advisers at the Company’s expense.

13.	Establish an Audit Committee with a specifically defined mandate, with all members being unrelated directors and the Board should adopt a charter for the audit committee which sets out the specific roles and responsibilities

The Board adopted an Audit Committee Charter for its Audit Committee, whereby the primary function of the Audit Committee is to assist the Board in fulfilling its financial oversight responsibilities by reviewing: the financial reports and other financial information provided by the Company to any governmental body or other stakeholders; the Company’s systems of internal controls regarding finance, accounting, and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Audit Committee encourages continuous improve ment of, and fosters adherence to, the Company’s policies, procedures and practices at all levels. The Audit Committee’s primary duties and responsibilities are to:

  Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.
  Review and appraise the performance of the Company’s external auditors.
  Provide an open avenue of communication among the Company’s auditor, financial and senior management and the Board.

The members of the Audit Committee are Mr. Gayton, Mr. Burns, and Mr. Beckett, all of whom the Board considers to be outside, unrelated Directors.

14.	Implement a system to enable individual directors to engage outside advisors, at the Company's expense	Pursuant to its Charter, the ECCGC is empowered to approve, in circumstances that it considers appropriate, the engagement by any one or more directors of outside advisers at the Company’s expense.